Exhibit 22

List of Guarantors and Subsidiary Issuers of Guaranteed Securities

As of June 30, 2026, Essential Properties Realty Trust, Inc., a Maryland corporation, is the guarantor of the following outstanding guaranteed debt securities issued by its subsidiary Essential Properties, L.P., a Delaware limited partnership:

2.950% Senior Notes due 2031
5.400% Senior Notes due 2035
5.375% Senior Notes due 2036